                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement               [ ] Confidential, for Use of the
[ ] Definitive Proxy Statement                    Commission Only (as permitted
[ ] Definitive Additional Materials               by Rule l4a-6(e)(2))
[ ] Soliciting Material Under Rule 14a-12


                        GYRODYNE COMPANY OF AMERICA, INC.
                (Name of Registrant as Specified In Its Charter)

                             K CAPITAL PARTNERS, LLC
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange
    Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount previously paid:
    (2) Form, Schedule or Registration Statement No.:
    (3) Filing Party:
    (4) Date Filed:

                             K CAPITAL PARTNERS, LLC
                              75 PARK PLAZA, BOX 11
                           BOSTON, MASSACHUSETTS 02116


                                 April ___, 2002

Dear Fellow Gyrodyne Company of America, Inc. Shareholder:

     We are seeking your support in electing two nominees as members of the Board of Directors of Gyrodyne Company of America, Inc. All Gyrodyne shareholders are being asked to vote in favor of our nominees by marking, signing and dating the enclosed BLUE proxy card and returning it in the enclosed, postage-paid envelope to our solicitor, D.F. King & Co., Inc., as described in the accompanying proxy statement.

     We are the manager of two private investment funds who together constitute Gyrodyne's largest shareholder and beneficially own 18.72% of the outstanding shares of Gyrodyne common stock. Beginning in July 2001, we entered into discussions with the Board of Directors of Gyrodyne concerning a potential acquisition of the company. These discussions culminated in December 2001 when we offered to pay $22.00 per share to acquire Gyrodyne in an all-cash transaction. On December 28, 2001, Gyrodyne publicly announced that it had engaged a property developer to prepare a plan for an 18-hole golf course community on the company's primary asset, the 326 acre Flowerfield property. We believe that this low density development plan materially limits the ability of the company to pursue alternative development plans and diminishes the value of the company as a whole. Therefore, we lowered our proposed offer price to $20.00 per share (which represented a 12.6% premium to the price of the company's stock on the day prior to the announcement of our offer). The Board of Directors of Gyrodyne has rejected our bid and refused to engage in discussions with us concerning a sale of the company, and to our knowledge, the company is not engaged in discussions with any other party concerning the sale of the company.

     In light of these actions, we have nominated Richard S. Frary and Marvin L. Olshan to replace two of the incumbent directors. If elected, our nominees will push Gyrodyne to conduct an auction to sell the company to the highest bidder, whether that is K Capital or someone else, or to take such other actions as the new Board of Directors determines will best maximize shareholder value. We urge you to take advantage of this opportunity to make these changes in the Board of Directors for the benefit of Gyrodyne and its shareholders.

     Please sign and return your BLUE proxy card today. If you have questions, need copies of our proxy solicitation materials or need help in completing your proxy card, please contact our solicitor, D.F. King & Co., Inc. at (800) 659-6590 or collect at (212) 269-5550.

                                   Sincerely,

                                   /s/ Abner Kurtin

                                   Abner Kurtin
                                   Managing Director

                         ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                        GYRODYNE COMPANY OF AMERICA, INC.

                           TO BE HELD ON MAY 10, 2002

                     --------------------------------------

                                 PROXY STATEMENT
                                       OF
                             K CAPITAL PARTNERS, LLC
                          IN OPPOSITION TO THE BOARD OF
                        GYRODYNE COMPANY OF AMERICA, INC.

                     --------------------------------------

          SOLICITATION OF PROXIES FOR THE ELECTION OF CERTAIN DIRECTORS

     This proxy statement and the enclosed BLUE proxy card are being furnished to you, the shareholders of Gyrodyne Company of America, Inc. ("Gyrodyne"), in connection with the solicitation of proxies by K Capital Partners, LLC ("K Capital"), for use at the annual meeting of shareholders of Gyrodyne to be held on Friday, May 10, 2002 at 11:00 a.m. local time, at Flowerfield Celebrations, Mills Pond Road, Saint James, New York and at any adjournments or postponements thereof.

     We have nominated Richard S. Frary and Marvin L. Olshan for election as directors of Gyrodyne to serve a three-year term and are soliciting proxies in support of our nominees. Information concerning K Capital, its nominees and other persons who are participating in this proxy solicitation is provided in this proxy statement under the heading "Election of Directors" and "Information About the Soliciting Shareholders and Other Participants in the Solicitation" and in the attached annexes. In addition, the proxies we are soliciting will provide discretionary power to vote on such other business as may properly come before the annual meeting, including matters incident to the conduct of the meeting.

     We are asking shareholders to vote for our nominees by marking, signing and dating the enclosed BLUE proxy card and returning it in the enclosed postage pre-paid envelope to our solicitor, D.F. King & Co., Inc. ("D.F. King") in accordance with the instructions below.

     A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF GYRODYNE COMMON STOCK ON APRIL 1, 2002, THE RECORD DATE FOR THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE POSTAGE PRE-PAID ENVELOPE PROVIDED. YOUR LATEST PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE BLUE PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY TO MANAGEMENT. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY GYRODYNE'S MANAGEMENT.

     This proxy solicitation statement and the enclosed BLUE proxy card are first being sent or given to shareholders of Gyrodyne on or about April __, 2002.

                         BACKGROUND OF THE SOLICITATION

     We are seeking your support and soliciting your proxy for the election of our two nominees as members of the Board of Directors of Gyrodyne Company of America, Inc. Our nominees, if elected, will seek a sale of Gyrodyne to the highest bidder or take such other actions as the new Board of Directors determines will best maximize shareholder value.

     Last summer, we began discussions with the management of Gyrodyne concerning the possibility of acquiring the company in an all-cash transaction. In July 2001, we offered to acquire Gyrodyne's common stock for either $19.00 per share in cash or a zero coupon bond with a face value of $32.00 per share, at each shareholder's option. In August 2001, in response to the concerns of the company's Board of Directors about the proposed zero coupon bonds, we offered to acquire Gyrodyne's common stock for $19.00 per share in cash. During the fall of 2001, we engaged in numerous preliminary discussions with the Board of Directors of Gyrodyne concerning a potential business combination. Late in December 2001, based on our internal analysis of Gyrodyne's business and financial condition as disclosed in Gyrodyne's publicly available filings, we offered to pay $22.00 per share to acquire Gyrodyne in an all-cash transaction and were negotiating an agreement with Gyrodyne that would have allowed a 30-day period for us to conduct due diligence and negotiate definitive documentation with Gyrodyne. In arriving at this offer price, we considered real estate values in the region during 2001, the historical trading price of Gyrodyne's common stock, the risks and timing involved in re-zoning the property owned by Gyrodyne, Gyrodyne's book value and Gyrodyne's tax basis in the property. In addition, we assumed that we could obtain a multi-use zoning approval for the property, and that we could obtain sale values roughly in-line with 2001 regional real estate values. As Gyrodyne's Board of Directors did not agree to allow us to conduct due diligence, our analysis of the company's value was based on publicly available information. Without consulting or informing us, management announced on December 28, 2001 that it had engaged a property developer to prepare a plan for an 18-hole golf course community on the company's primary asset, the 326 acre Flowerfield property. In our opinion, the announcement of this low density development plan materially limited our ability to pursue alternative development plans following our proposed acquisition and diminished the value of the company as a whole. As a result, we were forced to lower our proposed offer price. As we have repeatedly made clear to management, we stand ready to acquire all of Gyrodyne's outstanding shares of common stock at a price of $20.00 per share in cash. The Board of Directors of Gyrodyne has rejected our proposal and has refused to continue discussions with us concerning this proposal. To our knowledge, the company is not engaged in discussions with any other party concerning the sale of the company.

     In a letter to shareholders dated January 22, 2002, Gyrodyne stated that K Capital had received an offer from a third party to acquire all of its shares at $22.00 per share. This is categorically untrue. We have received no offer from a third party to purchase our shares. The company also stated in its January 22, 2002 letter that its Board has "engaged independent professionals to prepare various valuation studies which indicate that the company stock has a current minimum value range that exceeds all past and present proposals." We ask, who are these "independent professionals?" What are the assumptions of this valuation study? When will the company share these valuation studies with its shareholders? What we do know is that on March 9, 2001, the company announced that it would continue to explore a sale of the company. Since that time, the only offer to acquire Gyrodyne that has been publicly disclosed is ours. We therefore believe that the Gyrodyne Board has not acted diligently and expeditiously to seek indications of interest for the sale of the company and has not provided any information regarding these efforts to the shareholders in over two months.

     Our nominees for directors have experience in the real estate industry and are committed to persuading the rest of the Gyrodyne board to conduct a full and free auction process and to negotiate a sale of the company with the bidder whose offer would provide shareholders with the highest return, or to take such other actions as the new Board of Directors determines will best maximize shareholder value. While we believe that our latest offer of $20.00 per share in cash (which represented a 12.6% premium to the price of the company's stock on the day prior to the announcement of our offer and represents a 12.4% premium to the last reported sale price of the company's stock on April 2, 2002) represents an attractive offer for the shareholders of Gyrodyne, we recognize that a full and free auction process is the best way to maximize the potential value to Gyrodyne's shareholders. Accordingly, if a bidder is willing to pay more than our offer or if the Gyrodyne board determines that another course of action will maximize value to the shareholders, we would be willing to step aside and assist Gyrodyne in whatever manner we could. As Gyrodyne's largest shareholder, our interests are clearly aligned with the shareholders' desire to realize the highest possible value for their investment.


                              ELECTION OF DIRECTORS

INTRODUCTION

     Gyrodyne's Board of Directors currently consists of six members who are divided into three classes, with the term of two members expiring each year. At the annual meeting to be held on May 10, 2002, Stephen V. Maroney's and Philip
F. Palmedo's terms will expire, and the shareholders will be asked to elect two directors to serve until the 2004 annual meeting or until their respective successors are duly elected and qualified.

     We have nominated Richard S. Frary and Marvin L. Olshan for election as directors. Based on their professional and personal qualifications, we believe that our nominees are qualified to serve as directors of Gyrodyne and will steadfastly represent the shareholders' interests. Each of our nominees has consented to serve as a director of Gyrodyne, if elected, and to be named as our nominees in this proxy statement or any other proxy soliciting materials we distribute. Even if our nominees are elected to Gyrodyne's Board of Directors, however, they will constitute only two of the six members of the Board of Directors. Accordingly, our nominees would not be in a position, without the support of at least two or more of the incumbent members of the Board, to cause any action to be taken, including an exploration of Gyrodyne's strategic alternatives, and we cannot guarantee that the incumbent members of the Board will vote with our nominees on any specific matter. We believe, however, that shareholder support for our nominees may encourage the incumbent members of the Board to place a greater priority on maximizing shareholder value.

VOTE REQUIRED

     Directors must be elected by a plurality of the votes of the shares of common stock present in person or represented by proxy and entitled to vote on the election of directors at the Gyrodyne annual meeting. Votes may be cast for or withheld from each nominee. Votes cast for the nominees will count as "yes votes;" votes that are withheld from the nominees will not be voted with respect to the director or directors indicated, although they will be counted when determining whether there is a quorum.

INFORMATION REGARDING OUR NOMINEES FOR ELECTION AS DIRECTORS

     Each of our nominees has furnished the information about him that is provided below. The following information is correct as of the date of this proxy statement.

                                          Present Principal Occupation and
NAME AND BUSINESS ADDRESS        AGE      FIVE YEAR BUSINESS EXPERIENCE
-------------------------        ---      -----------------------------
Richard S. Frary                 54       Mr. Frary has served as President of
Tallwood Associates, Inc.                 Tallwood Associates, Inc., a
1350 Avenue of the Americas               private merchant bank, since 1990.
New York, New York  10019                 Prior to co-founding Tallwood,
                                          Mr. Frary was, for 11 years, a
                                          managing director at Drexel Burnham
                                          Lambert Inc. where he was head of
                                          the corporate finance department's
                                          real estate group and a member of
                                          the department's executive committee.
                                          Mr. Frary has also had experience as
                                          a certified public accountant, as the
                                          chief financial officer of a New York
                                          Stock Exchange listed real estate
                                          investment trust, or REIT, and as a
                                          national homebuilder.  A graduate of
                                          The Johns Hopkins University,
                                          Mr. Frary holds a MBA from Harvard
                                          Business School. Mr. Frary is
                                          currently a director of CGA, Ltd.,
                                          Nexus Resources, Inc. and Wellsford
                                          Real Properties, Inc. and a co-founder
                                          of Brookwood Financial Co., Inc.,
                                          European Property Partners and
                                          Ansonia Apartments.

Marvin L. Olshan                 74       Mr. Olshan is a retired partner and
Olshan Grundman Frome                     general counsel to Olshan Grundman
   Rosenzweig & Wolosky LLP               Frome Rosenzweig & Wolosky LLP. During
505 Park Avenue                           the past five years, he has also been
New York, New York  10022                 a private investor in securities and
                                          real estate.  Mr. Olshan is currently
                                          a director of WHX Corp., a New York
                                          StockExchange listed company. A
                                          graduate of Purdue University,
                                          Mr. Olshan holds a law degree from
                                          Yale University Law School.

     No corporation or organization identified in the above description of our nominees is an affiliate of Gyrodyne. The present principal occupation of each director nominee is the first occupation described in his biography.

     We have no reason to believe that any of our nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if Gyrodyne makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of our nominees. In addition, if any additional directorships are to be voted upon at the annual meeting, we reserve the right to nominate additional persons to fill the added positions. SHARES REPRESENTED BY PROXIES GIVEN TO US WILL BE VOTED FOR ANY SUBSTITUTE OR ADDITIONAL NOMINEES OF K CAPITAL.

RECOMMENDATION

         WE BELIEVE THAT IT IS IN THE BEST INTEREST OF GYRODYNE'S SHAREHOLDERS TO ELECT OUR NOMINEES AND STRONGLY RECOMMEND A VOTE FOR OUR NOMINEES, RICHARD S. FRARY AND MARVIN L. OLSHAN, AT THE ANNUAL MEETING. PROXIES SOLICITED BY K CAPITAL WILL BE VOTED FOR EACH OF THE NOMINEES UNLESS INSTRUCTIONS TO WITHHOLD OR TO THE CONTRARY ARE GIVEN.

                                VOTING PROCEDURES

WHO IS ENTITLED TO VOTE?

     If Gyrodyne's stock records show that you are a shareholder as of the close of business on April 1, 2002, which is referred to as the record date, you are entitled to vote the shares of common stock that you held on the record date. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the annual meeting. Based upon Gyrodyne's most recent public disclosure, 1,118,311 shares of Gyrodyne common stock were outstanding on the record date. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

CAN I ATTEND THE MEETING?

     All shareholders of record of Gyrodyne common stock at the close of business on the record date, or their designated proxies, are authorized to attend the annual meeting. If your shares are held of record by a bank, broker or other nominee, you will need to obtain a "legal proxy" form from your bank or broker if you wish to vote at the meeting.

WHAT CONSTITUTES A QUORUM?

     The holders of a majority of the common stock outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the Gyrodyne annual meeting. Votes cast in person or by proxy at the Gyrodyne meeting will be tabulated by the inspector of elections appointed for the meeting and will determine whether or not a quorum is present. The inspector of elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as present but not entitled to vote with respect to that matter.

HOW DO I VOTE?

     VOTING BY PROXY FOR HOLDERS OF SHARES REGISTERED IN THE NAME OF A BROKERAGE FIRM OR BANK. If your shares are held by a broker, bank or other nominee (i.e., in "street name"), only your bank or broker can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker which you must return in the envelope provided in order to have your shares voted. If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact D.F. King at
(800) 659-6590 or collect at (212) 269-5550.

     VOTING BY PROXY FOR HOLDERS OF SHARES REGISTERED DIRECTLY IN THE NAME OF THE SHAREHOLDER. If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the proxy card in the postage-paid envelope that has been provided to you by K Capital. To be able to vote your shares in accordance with your instructions at the annual meeting, we must receive your proxy as soon as possible but, in any event prior to the annual meeting.

     VOTE IN PERSON. If you are a registered shareholder and attend the annual meeting, you may deliver your completed proxy card in person. "Street name" shareholders who wish to vote at the meeting will need to obtain a "legal proxy" form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the meeting. If you need assistance, please contact D.F. King at (800) 659-6590 or collect at (212) 269-5550.

WHAT SHOULD I DO IF I RECEIVE A PROXY CARD FROM GYRODYNE?

     Proxies are also being solicited by the incumbent Board of Directors of Gyrodyne. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do NOT sign or return the proxy card received from Gyrodyne or follow any voting instructions provided by Gyrodyne's management unless you intend to change your vote, because only your latest-dated proxy will be counted.

     If you have already sent a proxy card to Gyrodyne, you may revoke it and provide your support to our nominees by signing, dating and returning the enclosed BLUE proxy card.

CAN I REVOKE MY PROXY INSTRUCTIONS?

     You may revoke your proxy at any time before it has been exercised by:

     o filing a written revocation with the Secretary of Gyrodyne or D.F. King;

     o filing a duly executed proxy bearing a later date with the Secretary of Gyrodyne or D.F. King; or

     o appearing in person and voting by ballot at the annual meeting as described above under "How do I vote? - Vote in Person."

     Any shareholder of record as of the record date attending the annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

     If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of Gyrodyne, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling D.F. King, at (800) 659-6590 or collect at (212) 269-5550. REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

WILL OTHER MATTERS BE VOTED ON AT THE ANNUAL MEETING?

     We are not now aware of any other matters to be presented at the annual meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, including matters incidental to the conduct of the meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

IF I PLAN TO ATTEND THE ANNUAL MEETING, SHOULD I STILL SUBMIT A PROXY?

     Whether you plan to attend the annual meeting or not, we urge you to submit a proxy. Returning the enclosed BLUE proxy card will not affect your right to attend the annual meeting.

HOW WILL MY SHARES BE VOTED?

     If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of our nominees as directors of Gyrodyne. Submitting a BLUE proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the annual meeting, including matters incident to the conduct at the meeting. Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.



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




HOW CAN I RECEIVE MORE INFORMATION?

     If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call D.F. King at (800) 659-6590 or collect at (212) 269-5550.


                  INFORMATION ABOUT THE SOLICITING SHAREHOLDERS
                   AND OTHER PARTICIPANTS IN THE SOLICITATION

     This proxy solicitation statement is being filed by K Capital Partners, LLC, a Delaware limited liability company. By virtue of their relationship to K Capital, K Capital Offshore Master Fund (U.S. Dollar), L.P., and Special K Capital Offshore Master Fund (U.S. Dollar), L.P., each a limited partnership organized in the Cayman Islands (together, the "K Capital Investment Funds"), and Harwich Capital Partners, LLC, a Delaware limited liability company ("Harwich"), Thomas Knott and Abner Kurtin may be deemed to be participants in this solicitation. By virtue of their role as our nominees, Richard S. Frary and Marvin L. Olshan may also be deemed to be participants in this solicitation. By virtue of their entering into an agreement with K Capital pursuant to which the parties agreed to cooperate in negotiating and effecting a potential cash acquisition of Gyrodyne, Tallwood Associates, Inc. and Tarragon Realty Investors, Inc. may also be deemed to be participants in this solicitation.

     K Capital is principally engaged in the business of providing investment management services to the K Capital Investment Funds, which are both private investment funds. The business address and principal executive offices of K Capital and the K Capital Investment Funds is 75 Park Plaza, Boston, Massachusetts 02116.

     Harwich's principal business is serving as managing member of K Capital. The business address and principal executive offices of Harwich is 75 Park Plaza, Boston, Massachusetts 02116. Mr. Knott is a managing member of Harwich and his business address is 75 Park Plaza, Boston, Massachusetts 02116. Mr. Kurtin is a managing member of Harwich and his business address is 75 Park Plaza, Boston, Massachusetts 02116.

     None of our nominees are affiliates or associates of K Capital or the K Capital Investment Funds and none of our nominees have any investment in K Capital or the K Capital Investment Funds.

     A Schedule 13D, together with certain amendments thereto, has been filed with the Securities and Exchange Commission (the "Commission") by K Capital relating to its ownership of shares of Gyrodyne common stock (the "Schedule 13D"). The Schedule 13D should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-6009. The Commission also maintains an Internet website at http://www.sec.gov that contains the Schedule 13D and other information filed electronically relating to Gyrodyne.

     On December 4, 2001, K Capital entered into an agreement with Tallwood Associates, Inc. and Tarragon Realty Investors, Inc. pursuant to which the parties agreed to cooperate in negotiating and effecting a potential cash acquisition of Gyrodyne. K Capital entered into this agreement in connection with its discussions in late 2001 concerning a potential business combination with Gyrodyne, which were subsequently terminated. One of our nominees, Richard
S. Frary is the President of Tallwood Associates. Neither Tallwood nor Tarragon currently own any shares of Gyrodyne common stock, nor are either entity affiliates or associates of K Capital.

     ANNEX A attached to this proxy solicitation statement sets forth certain information regarding shares of Gyrodyne's common stock owned of record and beneficially by the participants in this solicitation, as well as by all persons known by K Capital to own beneficially 5% or more of Gyrodyne's common stock, each member of Gyrodyne's board of directors, Gyrodyne's executive officers, and all of the directors and executive officers of Gyrodyne as a group.

     ANNEX B attached to this proxy solicitation statement sets forth certain information with respect to all securities of Gyrodyne purchased or sold within the past two years by the participants in this solicitation.

     None of the nominees will receive a fee for agreeing to serve as a nominee. We anticipate, however, that each nominee, if elected, will receive a director's fee, consistent with Gyrodyne's past practice, for services as a director of Gyrodyne. According to the proxy statement for Gyrodyne's 2001 annual meeting of shareholders, each non-employee director of Gyrodyne receives an annual retainer of $12,000.00, plus $1,000.00 for each Board meeting attended and $500.00 for each Board committee meeting attended.

     Except as set forth in this proxy statement or in the annexes hereto, to the best knowledge of K Capital and the other participants in the solicitation, none of the participants in this solicitation, or any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of Gyrodyne or any parent or subsidiary of Gyrodyne, (ii) owns any securities of Gyrodyne of record but not beneficially,
(iii) has purchased or sold any securities of Gyrodyne within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of Gyrodyne, except that each of the K Capital Investment Funds used their own assets to purchase the shares of common stock beneficially owned by them, which may at any given time include funds borrowed in the ordinary course in their margin accounts, (v) is, or has been within the past year, a party to any contracts, arrangements or understandings with any person with respect to any securities of Gyrodyne, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, other than as disclosed in the Schedule 13D, (vi) has been indebted to Gyrodyne or its subsidiaries since the beginning of Gyrodyne's last fiscal year, (vii) has any arrangement or understanding with respect to future employment by Gyrodyne or its affiliates or with respect to any future transactions to which Gyrodyne or any of its affiliates will or may be a party, (viii) knows of any transaction since the beginning of Gyrodyne's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Gyrodyne or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the participants in this solicitation or any of their respective associates had, or will have, a direct or indirect material interest, or (ix) has been convicted during the last 10 years in a criminal proceeding (excluding traffic violations or other similar misdemeanors). In addition, except as set forth in this proxy statement, or in the annexes hereto, to the best knowledge of K Capital, none of the participants in this solicitation, or any of their respective associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the annual meeting.

     If our nominees are elected, we will request reimbursement from Gyrodyne for the expenses that we incur in connection with this proxy solicitation, as more fully described below under "Proxy Solicitation and Expenses" on page 9.



                           INFORMATION ABOUT GYRODYNE

     Based upon Gyrodyne's quarterly report on Form 10-Q for the period ended January 31, 2002, the mailing address of the principal executive offices of Gyrodyne is 102 Flowerfield, St. James, New York 11780.

     Except as otherwise noted herein, the information in this proxy statement concerning Gyrodyne has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of K Capital, or for any failure by Gyrodyne to disclose events that may affect the significance or accuracy of such information. None of K Capital or the other participants in this proxy solicitation have, to date, had access to the books and records of Gyrodyne to verify the accuracy or completeness of such information.

     The common stock constitutes the only class of voting securities of Gyrodyne outstanding. Accordingly, only holders of common stock are entitled to vote at the annual meeting.



       SUBMISSION OF SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     Shareholder proposals intended to be presented at next year's annual meeting of shareholders of Gyrodyne must be received by Gyrodyne not less than 120 days prior to the first anniversary of the date that the proxy statement filed by Gyrodyne for this year's annual meeting is released to shareholders in order to be considered for inclusion in the proxy statement provided by Gyrodyne's management and form of proxy for that meeting. For example, if Gyrodyne releases its proxy statement for this year's annual meeting to shareholders on April 15, 2002, shareholder proposals intended to be presented at next year's annual meeting of shareholders must be received by Gyrodyne by December 16, 2002.

     Gyrodyne's bylaws provide that any shareholder of record wishing to have a shareholder proposal that is not included in the proxy statement provided by Gyrodyne's management considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the bylaws, to Gyrodyne's Secretary at Gyrodyne's principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the date of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled to be held more than 30 days before such anniversary date or more than 60 days after such anniversary date, notice must be delivered not earlier than 120 days prior to the date of such meeting and not later than the later of (i) 90 days prior to the date of such meeting or(ii) 10 days following the date of public announcement of the date of such meeting.



             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Gyrodyne's executive officers, directors and persons who own more than 10% of Gyrodyne's outstanding shares of common stock to file initial reports of ownership and reports of changes in ownership with the Commission and The Nasdaq Stock Market, Inc. Neither of our nominees was required to file any reports pursuant to
Section 16(a) of the Securities Exchange Act of 1934.



                         PROXY SOLICITATION AND EXPENSES

     Proxies may be solicited by mail, advertisement, telephone, facsimile, electronic mail or in person by any of the parties disclosed in this proxy statement as participants in this solicitation. We have retained D.F. King to act as our solicitor in this proxy solicitation. Approximately 25 employees of D.F. King will engage in the solicitation. We have agreed to pay D.F. King a fee of $50,000.00 plus $4.00 per telephone call and reasonable out-of-pocket expenses. We anticipate that the total costs of the proxy solicitor will be approximately $65,000.00, though actual expenditures may vary materially from the estimate. D.F. King has also agreed to provide consulting and analytic services and act as proxy solicitor with respect to banks, brokers, institutional investors and individual shareholders.

     Costs related to the solicitation of proxies supporting our nominations may include expenditures for attorneys, accountants, public relations or financial advisors, investment bankers, proxy solicitors, advertising, printing, postage, transportation, litigation and related or incidental expenses and filing fees and are expected to aggregate approximately $350,000.00, of which approximately $30,000.00 has been spent to date. The portion of such costs allocable solely to the solicitation of proxies supporting our nominations is not readily determinable. Actual expenditures may vary materially from the estimate, however, as many expenditures cannot be readily predicted. The entire expense of preparing, assembling, printing and mailing this proxy statement and any other proxy soliciting materials and the cost of soliciting proxies will be borne by us. If our nominees are elected, we will request reimbursement from Gyrodyne for these expenses but do not intend to submit the reimbursement decision to the shareholders.

     Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward our solicitation materials to the beneficial owners of the shares they hold of record, and we will reimburse them for their reasonable out-of-pocket expenses. If your shares are registered in your own name, you may mail or fax both sides of your proxy card to us at the address or fax number listed below.

     Your vote is important. If you have any questions or require any assistance in completing your proxy card, please call our solicitors:

                            D.F. King & Company, Inc.
                                 77 Water Street
                               New York, NY 10005
                             Toll Free: 800-659-6590
                              Collect: 212-269-5550

                                     ANNEX A

                       OWNERSHIP OF GYRODYNE COMMON STOCK

     The following table sets forth information with respect to shares of Gyrodyne's common stock owned beneficially, directly or indirectly, as of March 1, 2002, by

     o each of the participants in this solicitation,

     o all persons known by K Capital to own beneficially 5% or more of Gyrodyne's common stock,

     o each member of Gyrodyne's board of directors,

     o Gyrodyne's executive officers, and

     o all of the directors and executive officers of Gyrodyne as a group.

     To the best knowledge of K Capital and the other participants in the solicitation, none of the parties listed below own any shares of Gyrodyne common stock of record that such party does not also own beneficially. Except as otherwise noted, to the best knowledge of K Capital and the other participants in the solicitation, each individual or entity in this table has sole voting and investment power over the shares listed. Unless otherwise indicated, the address of all listed shareholders is c/o Gyrodyne Company of America, Inc., 102 Flowerfield, St. James, NY 11780.

                                            Shares of              Approximate
                                          Common Stock         Percentage of Total
NAME AND BUSINESS ADDRESS              BENEFICIALLY OWNED       OUTSTANDING SHARES
-------------------------              ------------------       ------------------
K Capital Partners, LLC                     209,350 (1)             18.72%
75 Park Plaza
Boston, MA  02116

Richard S. Frary                                 --                  *
Tallwood Associates, Inc.
1350 Avenue of the Americas
New York, NY  10019

Marvin L. Olshan                              1,500 (2)              *
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
505 Park Avenue
New York, NY  10022

Tallwood Associates, Inc.                        --                  *
1350 Avenue of the Americas
New York, NY  10019

Tarragon Realty Investors, Inc.                  --                  *
1775 Broadway
New York, NY  10019

Catherine Papadakos                         113,839 (3)             10.18%
Village of the Green
2481-C Oakleaf Lane
Clearwater, FL 33763

Gyrodyne Company of America, Inc.            78,346 (4)              7.01%

                                            Shares of              Approximate
                                          Common Stock         Percentage of Total
NAME AND BUSINESS ADDRESS              BENEFICIALLY OWNED       OUTSTANDING SHARES
-------------------------              ------------------       ------------------
Private Capital Management, Inc.             67,341 (5)              6.02%
8889 Pelican Bay Boulevard
Naples, FL 34108

Stephen V. Maroney                           13,512 (3)              1.21%

Peter Pitsiokos                               9,756 (3)(6)           *

Robert H. Beyer                               6,745 (3)(7)           *

Robert F. Friemann                            2,861 (3)              *

Paul L. Lamb                                  9,406 (3)(8)           *

Philip F. Palmedo                             7,466 (3)              *

All executive officers and directors, as     49,746 (3)              4.45%
a group (6 persons)

--------------


* Represents beneficial ownership of less than one percent of outstanding common stock.

(1) Includes (a) 181,569 shares of Gyrodyne's common stock owned by K Capital Offshore Master Fund (U.S. Dollar), L.P. and (b) 27,781 shares owned by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. These shares may also be deemed to be indirectly beneficially owned by Harwich Capital Partners, LLC, the managing member of K Capital Partners, LLC, and by Thomas Knott and Abner Kurtin, both managing members of Harwich Capital Partners, LLC.

(2) Reflects shares owned as joint tenants with right of survivorship with Mr. Olshan's spouse.

(3) Based solely on information contained in Gyrodyne's most recent publicly available filing on Schedule 14A filed with the Commission on January 5, 2001.

(4) Since Gyrodyne has the authority to direct the HSBC Bank, USA, the Trustee of the Gyrodyne Pension Plan, to vote the securities of Gyrodyne held by the Gyrodyne Pension Plan, Gyrodyne Company of America, Inc. has been listed above as the beneficial owner of the 78,346 shares held by the HSBC Bank, USA as Trustee for the Gyrodyne Pension Plan.

(5) Based solely on information contained in the shareholder's publicly available filing on Schedule 13G filed with the Commission on February 15, 2002. Includes 6,480 shares owned by Bruce S. Sherman, chief executive officer of Private Capital Management.

(6) Does not include 447 shares owned by Mr. Pitsiokos's spouse and minor children in which Mr. Pitsiokos denies any beneficial interest.

(7) Does not include 1,638 shares owned by Mr. Beyer's spouse in which Mr. Beyer denies any beneficial interest.

(8) Includes 7,498 shares of Company stock held by Lamb & Barnosky, LLP Profit Sharing Trust. Mr. Lamb is a Trustee of the Profit Sharing Trust and a partner in Lamb & Barnosky, LLP.

                                     ANNEX B

                     TRANSACTIONS IN GYRODYNE'S COMMON STOCK

     The following table sets forth information with respect to all securities of Gyrodyne purchased within the past two years by the participants in this solicitation. All such securities were purchased in open market or privately negotiated transactions. Except as described below, none of the participants in the solicitation have sold any securities of Gyrodyne within the past two years.

                                                                                             NUMBER OF
                                          TYPE OF          DATE OF       PRICE PER            SHARES
          PARTICIPANT                   TRANSACTION      TRANSACTION        SHARE        PURCHASED OR SOLD
          -----------                   -----------      -----------     ---------       -----------------
Special K Capital Offshore Master         Purchase         06/18/01            (1)               6,000
Fund (U.S. Dollar), L.P.

K Capital Offshore Master Fund            Purchase         07/02/01            (2)               5,808
(U.S. Dollar), L.P.

Special K Capital Offshore Master         Purchase         07/16/01       $17.153                  686
Fund (U.S. Dollar), L.P.

K Capital Offshore Master Fund            Purchase         07/16/01       $17.153                4,114
(U.S. Dollar), L.P.

Special K Capital Offshore Master         Purchase         07/17/01        $18.00                  133
Fund (U.S. Dollar), L.P.

K Capital Offshore Master Fund            Purchase         07/17/01        $18.00                  867
(U.S. Dollar), L.P.

Special K Capital Offshore Master         Purchase         07/24/01       $19.025               20,046
Fund (U.S. Dollar), L.P.

K Capital Offshore Master Fund            Purchase         07/24/01       $19.025               34,054
(U.S. Dollar), L.P.

Special K Capital Offshore Master         Purchase         07/25/01        $18.50                  916
Fund (U.S. Dollar), L.P.

K Capital Offshore Master Fund            Purchase         07/25/01        $18.50                5,984
(U.S. Dollar), L.P.

Marvin L. Olshan                          Purchase         07/27/01        $17.75                  500

Marvin L. Olshan                          Purchase         07/27/01        $17.75                1,500

Marvin L. Olshan                              Sale         08/20/01        $18.90                  500

--------------------------
(1) Represents shares of Gyrodyne common stock contributed to Special K Capital Offshore Master Fund (U.S. Dollar), L.P. from a separately managed account managed by K Capital Partners, LLC in connection with an internal restructuring. These shares were originally acquired in open market transactions occurring more than two years ago.

(2) Represents shares of Gyrodyne common stock contributed to K Capital Offshore Master Fund (U.S. Dollar), L.P. from another private investment fund managed by K Capital Partners, LLC in connection with an internal restructuring. These shares were originally acquired in open market transactions occurring more than two years ago.


                                      B-1